SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended March 31, 2003

Microcell Telecommunications Inc.

800 de la Gauchetiere Street West, Suite 4000
Montreal, Quebec
Canada
H5A 1K3

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F...X......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.]

Yes......... No ...X......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.
Date: May 12, 2003	By:

/s/ JACQUES LEDUC
_______________________________
Jacques Leduc Chief Financial Officer and Treasurer

Index

Microcell Telecommunications Inc.

President's Message

Part I: Financial Information

Item 1.Financial Statements (unaudited)

  Interim consolidated balance sheets--March 31, 2003 and December 31, 2002
  Interim consolidated statements of net income (loss) and deficit--Three-month periods ended March 31, 2003 and 2002
  Interim consolidated statements of cash flows--Three-month periods ended March 31, 2003 and 2002
  Notes to interim consolidated financial statements--March 31, 2003

Item 2.Management's Discussion and Analysis of Financial Condition and Results of Operations

Part II: Other Information

Item 1.Legal Proceedings

Item 2.Changes in Securities and Use of Proceeds

Item 3.Defaults Upon Senior Securities

Item 4.Submission of Matters to a Vote of Security Holders

Item 5.Other Information

Item 6.Exhibits and Reports on Form 8-K

President's Message

In the first quarter of 2003, we continued to implement the same business strategies as in the previous quarter, which were essentially based on containing our growth, conserving our liquidity and improving our churn, while going through the last stages of our recapitalization process.

In this regard, right at the start of the year, we reached an agreement with our creditors on a negotiated recapitalization plan and obtained a Court order under the Companies' Creditors Arrangement Act, allowing us to implement the plan in an orderly manner and in the best interests of all parties.

On March 17, our creditors voted overwhelmingly in favour of the plan: 98% of our secured creditors and 100% of our affected unsecured creditors supported the proposed recapitalization, resulting in a reduction of the Company's total debt obligations by approximately $1.6 billion and of its annual interest obligations by an amount ranging from $160 million to $200 million.

This definitive agreement, which became effective further to the end of the quarter on May 1, puts Microcell in a clearly more favourable financial position, with debt and interest coverage ratios that are comparable to or better than those of our competitors, a lighter cost structure, and sufficient liquidity to carry out our business plan.

Results that prepare us to regain market momentum

On the revenue side, we succeeded in maintaining the same level as in the first quarter of 2002, even though our customer base was slightly reduced as a result of our business strategies during the recapitalization process. This demonstrates our ability to retain higher revenue generating customers. As well, the 18% decrease in our operating costs and expenses before depreciation and amortization indicates our ability to generate substantial revenue with lower levels of spending.

Our monthly ARPU (average revenue per user) improved for both postpaid and prepaid service categories, increasing by 3% for postpaid service, and by 21% for prepaid service, thereby confirming our ability to generate a return on this latter type of service, which continues to grow in popularity in Canada and around the world.

We also considerably improved our consolidated EBITDA(1) on a year-over-year basis, which increased from $13.5 million to $29.3 million.

Finally, as a result of the initiatives we have put in place in the last quarters, our churn rate started to show significant improvement, decreasing to 3.3% in this quarter, from 3.8% in the previous one.

Foreign ownership restrictions

In the news during the first quarter, the debate on foreign ownership restrictions saw Microcell make a public call for the immediate removal of these restrictions. Microcell argued before the House of Commons Standing Committee on Industry, Science and Technology that these restrictions impede fair competition in the domestic market, and that they deter the potential expansion of Canadian companies at the international level.

Outlook for 2003

Having successfully completed our recapitalization, we will continue, in 2003, to focus on our retail offer for voice services in the mass consumer and business user markets. More specifically, we plan to develop new PCS services that will target the customer segments demonstrating the best revenue growth potential. As we start again to deploy efforts to grow our customer base, we will seek profitable growth.

Our principal objective is to rapidly steer Microcell to profitability. However, for 2003, given the strategies we adopted in the first months of the year, we expect our revenue and EBITDA to remain at the same levels as in 2002, while our bottom line should approach break-even.

Pursuing our goal, we will continue to apply stringent cost control policies and to work toward bringing our churn level closer to industry average.

Andre Tremblay (signed)
President and Chief Executive Officer
Microcell Telecommunications Inc.

(1) Earnings before Interest, Taxes, Depreciation, Amortization, Impairment of intangible assets and restructuring charges

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Item 1. Financial Statements

Microcell Telecommunications Inc.
 (In thousands of Canadian dollars)
INTERIM CONSOLIDATED BALANCE SHEETS
	Pro forma as at March 31	As at March 31	As at December 31
	2003	2003	2002
	$	$	$
	[see note 1]
ASSETS	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	77,512	77,512	26,979
Short-term investments and marketable securities	39,759	39,759	83,345
Receivables	66,642	66,642	71,813
Receivables from related companies	841	841	866
Inventories	22,871	22,871	19,527
Other current assets	50,553	64,545	39,616
Total current assets	258,178	272,170	242,146
Capital assets	291,565	614,465	655,646
Intangible assets	249,719	2,727	2,727
Long-term investments	7,758	7,758	10,671
Deferred charges and other assets	939	939	1,664
	808,159	898,059	912,854
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities
Related companies	--	--	23
Other	54,780	174,132	132,306
Deferred revenues	34,383	34,383	37,573
Current portion of long-term debt (note 3)	10,000	10,000	7,500
Total current liabilities	99,163	218,515	177,402
Long-term debt (note 3)	340,000	1,941,506	2,032,678
	439,163	2,160,021	2,210,080
Shareholders' deficiency
Share capital (note 4)	368,996	1,167,678	1,167,678
Warrants (note 4)	--	1,770	1,770
Deficit	--	(2,431,410)	(2,466,674)
	368,996	(1,261,962)	(1,297,226)
	808,159	898,059	912,854
See accompanying notes. Contingency (note 7)

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Microcell Telecommunications Inc.
 (In thousands of Canadian dollars, except for per-share data)

INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND DEFICIT
	Three-month periods ended March 31
	2003	2002
	$	$
	(unaudited)
Revenues
Services	128,240	133,461
Equipment sales	5,275	6,673
	133,515	140,134
Costs and expenses
Cost of products and services	60,418	72,326
Selling and marketing	19,694	24,552
General and administrative	24,082	29,742
Depreciation and amortization	44,715	48,222
	148,909	174,842
Operating loss before restructuring charges	(15,394)	(34,708)
Restructuring charges	--	(3,761)
Operating loss	(15,394)	(38,469)
Interest income	1,333	1,111
Interest expense	(53,286)	(52,727)
Financing charges	--	(1,967)
Foreign exchange gain (loss)	103,162	(704)

Gain in value of investments, marketable securities and other assets	46	57
Share of net loss in investees	--	(2,136)
Income (loss) before income taxes	35,861	(94,835)
Income tax provision	(597)	(486)
Net income (loss)	35,264	(95,321)
Deficit, beginning of period	(2,466,674)	(1,896,173)
Deficit, end of period	(2,431,410)	(1,991,494)
Basic and diluted earnings (loss) per share (note 2)	0.15	(0.40)
See accompanying notes.

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Microcell Telecommunications Inc.
 (In thousands of Canadian dollars)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three-month periods ended March 31
	2003	2002
	$	$
	(unaudited)
OPERATING ACTIVITIES
Net income (loss)	35,264	(95,321)
Adjustments to reconcile net income (loss) to cash used in operating activities
Depreciation and amortization	44,715	48,222
Accreted interest on long-term debt	10,155	19,370
Financing charges	--	1,630
Foreign exchange loss (gain)	(98,817)	1,180
Gain in value of investments, marketable securities and other assets	(46)	(57)
Share of net loss in investees	--	2,136
	(8,729)	(22,840)
Changes in operating assets and liabilities	16,886	7,795
Cash provided by (used in) operating activities	8,157	(15,045)
INVESTING ACTIVITIES
Reduction of short-term investments	43,575	59,588
Proceeds from sale of marketable securities	--	589
Reduction of (additions to) deferred charges and other assets	--	(1,094)
Additions to capital assets	(3,688)	(41,910)
Proceeds from the sale of capital assets	400	--
Proceeds from the sale of long-term investment	2,089	--
Additions to long-term investments	--	(1,601)
Cash provided by investing activities	42,376	15,572
FINANCING ACTIVITIES
Increase in long-term debt	--	100,000
Financing costs	--	(12,951)
Cash provided by financing activities	--	87,049
Increase in cash and cash equivalents for the period	50,533	87,576
Cash and cash equivalents, beginning of period	26,979	19,005
Cash and cash equivalents, end of period	77,512	106,581
Additional information
Interest paid	13	9,287
Income taxes paid	502	891
See accompanying notes.

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Microcell Telecommunications Inc.
 (All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

1.DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND REORGANIZATION

Description of business

Microcell Telecommunications Inc. ["Microcell"] was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of wireless communications through five wholly owned subsidiaries [collectively, the "Company"] which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Microcell Connexions"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Microcell Solutions") and Inukshuk Internet Inc. ("Inukshuk").

Microcell is a provider of wireless telecommunications services in Canada. The Company offers a wide range of voice and high-speed data communications products and services to approximately 1.1 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services ("PCS") and General Packet Radio Service ("GPRS") under the Fido® brand name. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS to end-users under one of two national 30 MHz PCS authorizations (the "PCS License") awarded in Canada in 1995, which was renewed for a five-year term in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996. In addition to offering access to its PCS network to third-party telecommunications providers on a wholesale basis, the Company provides data and other wireless Internet services to its end-users based on GPRS technology. The Company's wholly-owned subsidiary, Inukshuk, is licensed to deploy a high-speed Internet Protocol-based data network using Multipoint Communications Systems ("MCS") technology in the 2500 MHz range. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being.

As of March 31, 2003, the Company offered PCS in twenty-one census metropolitan areas ("CMA") in Canada. In addition, the Company has deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Basis of presentation

The accompanying unaudited interim consolidated financial statements of Microcell have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial information and, where noted, have been reconciled with accounting principles generally accepted in the United States ("U.S. GAAP"). Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the three-month period ended March 31, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2002.

The consolidated balance sheet as of December 31, 2002 in these unaudited interim consolidated financial statements has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2002.

Reorganization

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company's ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a special committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the special committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the Company's Senior Discount Notes due in 2006 (the "2006 Notes") and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company's secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default.

Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the Companies' Creditors Arrangement Act ("CCAA") protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

On February 19, 2003, the Company filed its Information Circular and Proxy Statement [the "Circular"], which included a Plan of Reorganization and of Compromise and Arrangement [the "Plan"], setting out the terms of the Company's proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company's debt obligations by approximately $1.6 billion.

The Company continues to experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

These unaudited interim consolidated financial statements do not reflect any adjustments arising from the Plan, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan. The Company is conducting a revaluation of its assets and liabilities and will adjust their carrying values to reflect the value of the Company as an entity established by the capital reorganization. The revaluation adjustments are expected to be presented in the 2003 second quarter consolidated interim financial statements, the period encompassing the expected implementation date of the Plan, May 1, 2003. The Company's balance sheet after the implementation date will be presented on a comprehensive revaluation basis after giving effect to both the financial reorganization and the revaluation adjustments.

The following is a summary of the principal transactions and corporate changes provided in the Plan.

  A new company ("New Microcell") would be incorporated under the Canada Business Corporations Act;

  Microcell would cause the amalgamation of its principal subsidiaries ["Amalco"];

  A reorganization of the share capital of Microcell would be completed;

  New Microcell would subscribe for non-redeemable common shares of Microcell, the subscription price therefore being payable by way of a nominal cash consideration and delivery of an undertaking to deliver Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants upon the redemption by the Company of the current shareholdings;

  Microcell would redeem the current shareholdings, for Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the capital of New Microcell as provided in the Plan and all of the issued and outstanding options or other rights to acquire shares of Microcell would be cancelled, without payment of any consideration;

  Amalco's Tranche B Debt and Tranche C Notes (if applicable) would be created having an aggregate Canadian dollar equivalent value as of the effective date of the Plan of $350,000,000;

  New Microcell would issue, to the secured creditors of Microcell First Preferred Shares and Second Preferred Shares (Voting or Non-Voting Series) for an amount of $176,500,000 and $74,417,000 respectively, in consideration for equivalent principal amounts of the secured debt.

  If the advance tax ruling requested by Microcell is not obtained regarding the qualification as distress preferred shares and, pursuant to the Plan, the administrative agent as agent on behalf of the secured creditors, elects to receive First Units and Second Units on the effective date of the Plan in lieu of First Preferred Shares and Second Preferred Shares, First Units and Second Units would be issued by New Microcell as distributions under the Plan;

  New Microcell would issue, to the affected unsecured creditors Second Preferred Shares (Voting or Non-Voting series) in the amount of $74,417,000, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $43,293,000 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009, if the secured creditors elect to receive First and Second Preferred Shares;

  If the secured creditors elect to receive First and Second Units, New Microcell would issue, to the affected unsecured creditors, Second Units in the amount of $74,417,000, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $43,293,000 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009.

  New Microcell would issue to the current shareholders Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the aggregate amount of $369,000;

The pro forma column of the balance sheet reflects the acceptance and implementation of the Plan on the assets and liabilities included in the March 31, 2003 unaudited interim consolidated balance sheet, including revaluation adjustments as a result of comprehensive revaluation as if the Plan was implemented at that date. The final adjustments may change based on the value of the assets and liabilities on the implementation date of the plan.
	Microcell as at March 31, 2003	Pro Forma Adjustments		Microcell Pro Forma as at March 31, 2003
	$	$		$
	(unaudited)

Current assets
Cash and cash equivalents	77,512	--		77,512
Short-term investments and marketable securities	39,759	--		39,759
Receivables	66,642	--		66,642
Receivables from related companies	841	--		841
Inventories	22,871	--		22,871
Other current assets	64,545	(13,992)	(i)	50,553
	272,170	(13,992)		258,178
Capital assets	614,465	(322,900)	(i)	291,565
Intangible assets	2,727	246,992	(i)	249,719
Long-term investments	7,758	--		7,758
Deferred charges other assets	939	--		939
	898,059	(89,900)		808,159
Current liabilities
Accounts payable and accrued liabilities
Other	174,132	(119,352)	(i) (ii) (iii)	54,780
Deferred revenues	34,383	--		34,383
Other current liabilities:
Senior Secured Term Loans	10,000	--	(ii)	10,000
	218,515	(119,352)		99,163
Long-term liabilities:
Senior Secured Term Loans	552,542	(212,542)	(ii)	340,000
Senior Discount Notes	1,388,964	(1,388,964)	(iii)	--
	2,160,021	(1,720,858)		439,163
Share capital and Warrants (note 1 (h) and (i))	1,169,448	(1,169,079)	(v)	368,996
		250,917	(ii)
		117,710	(iii)
Deficit	(2,431,410)	2,431,410	(i)	--
	(1,261,962)	1,630,958		368,996
	898,059	(89,900)		808,159

Pro forma adjustments

  This unaudited pro forma balance sheet of Microcell has been prepared on the fresh start basis of accounting. The Company's financial advisors assisted in the determination of the enterprise value of the Company assuming effectiveness of the Plan, and a range of value was developed. The final enterprise value utilized was $718,996,000, which has been allocated between long-term debt of $350,000,000 and equity of $368,996,000. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of Microcell has been done based on this enterprise value. Pursuant to this revaluation the Company assigned a value, calculated at management's best estimate, to Microcell's intangible assets, which are, the PCS Licenses at $188,834,000, the Customer list at $32,266,000 and the Fido® brand name at $28,619,000. The Customer list will be amortized over 30 months. The PCS Licenses and the Fido® brand name were determined to have an indefinite life and will not be amortized but will be tested for impairment on an annual basis;

  Pursuant to the Plan, the existing Senior Secured Term Loans and the net payable to the secured creditors with respect to the cross currency and interest rate swaps terminated in December 2002 will be converted into new Tranche B Debt ($300,000,000) and Tranche C Notes ($50,000,000) as well as First Preferred Shares or First Units ($176,500,000) and Second Preferred Shares or Second Units ($74,417,000);

  Pursuant to the Plan, the existing Senior Discount Notes and the unpaid accrued interest will be converted into Second Preferred Shares or Second Units for an amount of $74,417,000 and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants for an aggregate amount of $43,293,000;

  Pursuant to the Plan, the current shareholdings will be converted into Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants for an aggregate amount of $369,000;

  This unaudited pro forma balance sheet has been prepared in accordance Canadian GAAP. No material adjustments to this unaudited pro forma balance sheet would be required to conform with U.S. GAAP and the accounting principles and practices required by the SEC, except as related to the First and Second Preferred Shares as well as to the First and Second Units.

  Under U.S. GAAP, redeemable preferred shares subject to mandatory redemption requirements that are outside the control of the issuer are excluded from "shareholders' equity (deficiency)" and presented separately in the issuer's balance sheet between liabilities and shareholders' equity (deficiency). Under Canadian GAAP, such shares are presented as equity ($325,334,000 at March 31, 2003, on a pro-forma basis). The FASB is in the process of finalizing a new standard dealing with accounting for liabilities and equity. The final standard, which is expected to be issued in the second quarter of 2003, may affect the balance sheet presentation of these instruments under U.S. GAAP.

  As described above, the secured creditors have the option to receive First and Second Units instead of First and Second Preferred Shares. Under Canadian GAAP these First and Second Units are presented as equity. Under US GAAP these instruments would be classified as debt instruments.

  The following table outlines the adjustments to the unaudited pro forma balance sheet that would be required to conform with U.S. GAAP.

		First and Second Preferred Shares		First and Second Units
	Microcell Pro Forma as at March 31, 2003 Canadian GAAP	Pro Forma Adjustments	Microcell Pro Forma as at March 31, 2003 US GAAP	Pro Forma Adjustments	Microcell Pro Forma as at March 31, 2003 US GAAP
Current portion of long-term debt	10,000	--	10,000	--	10,000
Long-term debt:
Senior Secured Term Loans	340,000	--	340,000	--	340,000
First Units	--	--	--	176,500	176,500
Second Units	--	--	--	148,834	148,834
Total long-term debt (including current portion)	350,000	--	350,000	325,334	675,334
First and Second Preferred Shares	--	325,334	325,334	(325,334)	--
Shareholders' equity (deficiency)
Share capital and Warrants	368,996	(325,334)	43,662	--	43,662

Other information regarding the Plan
  The Plan should result in a forgiveness of indebtedness of approximately $1,100,000,000, for tax purposes, that is expected to reduce the Company's non-capital losses by approximately $140,000,000 and capital losses by approximately $960,000,000.

  Management is under the assumption that non-capital losses of approximately $2,000,000,000 and the undepreciated capital costs of depreciable property of approximately $290,000,000 of the new subsidiary created pursuant to the Plan, as described in note 1(b), should be preserved. The losses will expire in the years 2003 through 2008. The use of these losses will generally be restricted in future years to profits from the Microcell and similar businesses. The amounts of these tax attributes and the expiration dates may vary, as they are dependent on the Plan and valuation matters. The tax benefits of the losses and net deductible temporary differences have not been recorded in the unaudited pro forma balance sheet of Microcell.

  The long-term debt after giving effect to the Plan consists of Senior Secured Term Loans, in the aggregate amount of $350,000,000 which are divided into Tranche B Debt and Tranche C Notes as follows:

  Term loan (Tranche B Debt) consisting of a Canadian dollar Series in the amount of $100,000,000 and a US dollar Series with a principal amount equivalent to Canadian $200,000,000, bearing interest at the Tranche A Exit Facility's rate plus 0.5%, payable in quarterly installments starting in June 2003 and maturing in December 2008. The Tranche B Debt will be collateralized by a second lien on all assets post-reorganization, subject to customary exceptions and covenants. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount in 2003; 3.33% in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008.

  Tranche C Notes in the amount of $50,000,000, bearing interest at 8.0% paid semi-annually at the Company's discretion (i) in cash; or (ii) accruing and compounding such interest semi-annually until paid, due on the tenth anniversary of the effective date of the Plan. Mandatory prepayments are as follows: amount remaining of any excess cash flow from operations and asset sales not previously applied (subject to customary exceptions), determined on an annual basis, to be applied first to pay accrued but unpaid interest and any balance to mandatory prepayments of principal, subject to maximum of 25% of principal amount in the aggregate (except as to major sales of assets) during the first five years. The Tranche C Notes will be collateralized by a third lien on all assets post-reorganization, subject to customary exceptions and covenants.

  In addition to the Tranche B Debt and the Tranche C Notes, the Company may borrow an amount between $25,000,000 and $75,000,000 as Tranche A Exit Facility in the form of a revolving credit loan with its terms to be negotiated with the lender(s) thereof. The Tranche A Exit Facility will be collateralized by a first lien on all assets post-effectiveness of the Plan, subject to customary exceptions and covenants.

  The authorized share capital after giving effect to the Plan would be as follows:

  An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares (convertible under certain conditions into First Preferred Non-Voting Shares or Class A Restricted Voting Shares) and First Preferred Non-Voting Shares (convertible under certain conditions into First Preferred Voting Shares or Class B Non-Voting Shares), with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the effective date of the Plan, based on a redemption price equal to the issuance price per share plus a premium equivalent to the unpaid dividends;

  An unlimited number of Second Preferred Shares, issuable as Second Preferred Voting Shares (convertible under certain conditions into Second Preferred Non-Voting Shares or Class A Restricted Voting Shares) and Second Preferred Non-Voting Shares (convertible under certain conditions into Second Preferred Voting Shares or Class B Non-Voting Shares), with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the effective date of the Plan, based on a redemption price equal to the issuance price per share plus a premium equivalent to the unpaid dividends;

  An unlimited number of Class A Restricted Voting Shares;

  An unlimited number of Class B Non-Voting Shares;

  2005 Warrants and 2008 Warrants;

  First Units consisting of (i) Subordinated Convertible 9% notes in an amount equal to the First Preferred Shares Redemption Price (with accrued and unpaid interest payable only at maturity) having the same terms and conditions as the First Preferred Shares (including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow) and a term to maturity equal to the term to maturity of the First Preferred Shares (or remainder thereof, as the case may be) and (ii) a series of voting and non-dividend bearing First Preferred Shares or a series of non-voting and non-dividend bearing series of First Preferred Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The First Units shall be senior in right of payment to the Second Units.

  Second Units consisting of (i) Subordinated Convertible 9% notes in an amount equal to the Second Preferred Shares Redemption Price (with accrued and unpaid interest payable only at maturity) having the same terms and conditions as the Second Preferred Shares (including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow) and a term to maturity equal to the term to maturity of the Second Preferred Shares (or remainder thereof, as the case may be) and (ii) a series of voting and non-dividend bearing First Preferred Shares or a series of non-voting shares and non-dividend bearing series of Second Preferred Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The Second Units shall be subordinate in right of payment to the First Units.

2. EARNINGS (LOSS) PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:
	Three-month periods ended March 31
	2003	2002
	$	$
Net income (loss)	35,264	(95,321)
Weighted-average number of shares outstanding	240,217	240,173
Shares issuable pursuant to exercise of initial warrants	253	297
Number of shares for basic loss-per-share calculation	240,470	240,470
Additional shares for diluted loss-per-share calculation	--	--
Adjusted number of shares for diluted loss-per-share calculation	240,470	240,470
Basic and diluted earnings (loss) per share (dollars)	0.15	(0.40)

Basic and diluted earnings (loss) per share are identical, as the effect of the dilutive securities are antidilutive.

3. LONG-TERM DEBT

Under its long-term debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios, EBITDA levels, as defined, and subscriber and revenue levels.

As of March 31, 2003 the Company was not in compliance with certain of these covenants and as such all the long-term debt is in default [see note 1].

4. SHARE CAPITAL
	March 31 2003	December 31 2002
Common shares	27,631,537	27,631,537
Class A Non-Voting Shares	9,590,000	9,590,000
Class B Non-Voting Shares	202,994,911	202,994,911
Outstanding shares	240,216,448	240,216,448
Outstanding warrants convertible into 2.1899 Class B Non-Voting Shares	115,700	115,700
Options to purchase Class A Non-Voting Shares	58,452	65,701
Options to purchase Class B Non-Voting Shares	4,319,188	4,736,653
Outstanding options	4,377,640	4,802,354

Considering all options issued since the beginning of the Company's stock option plans, the Company's pro forma net income would be decreased by $1,074,000 for the three-month period ended March 31, 2003 and the Company's pro forma net loss would be increased by $1,823,000 for the three-month period ended March 31, 2002. Basic and diluted earnings-per-share would be decreased by $0.01 for the three-month period ended March 31, 2003 and loss-per-share figure would be increased by $0.01 for the three- month period ended March 31, 2002.

Under the Plan described in note 1, the Company's stock option plans will be cancelled.

5. SEGMENTED INFORMATION

Since the Company's non-PCS business operations are no longer significant, the Company does not separately disclosed information about each operating segment.

6. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

These unaudited interim financial statements were prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP, and have been reconciled with U.S. GAAP in note 20 to the consolidated financial statements for the year ended December 31, 2002. The following summary sets out the material adjustments to the Company's reported net income (loss), for the three-month periods ended March 31, 2003 and 2002, which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

Reconciliation of consolidated net income (loss) and comprehensive income (loss)
	Three-month periods ended
	March 31
	2003	2002
	$	$
Net income (loss) under Canadian GAAP	35,264	(95,321)
Share of net income in investees	--	881
Development costs	--	(463)
Stock compensation	--	(717)
Net income (loss) under U.S. GAAP	35,264	(95,620)
Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $12,000 for 2002 [$69,000 for 2002]	62	(295)
Changes in fair market value of cash flow hedges	--	8,198
Comprehensive income (loss) under U.S. GAAP	35,326	(87,717)
Basic and diluted earnings (loss) per share under U.S. GAAP (dollars)	0.15	(0.40)

Differences in reported amounts on consolidated balance sheets
	March 31, 2003			December 31, 2002
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
	$	$	$	$
Marketable securities	153	207	360	309
Long-term investments	7,758	1,276	9,034	11,947
Intangible assets	2,727	(2,727)	--	--
Share capital	(1,167,678)	(60,723)	(1,228,401)	(1,228,401)
Deficit	2,431,410	62,174	2,493,584	2,528,848
Accumulated other comprehensive income	--	(207)	(207)	(145)

7. CONTINGENCY

On April 10, 2002, ASP Wireless Net Inc. ["ASP"], a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

8. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

BASIS OF PRESENTATION

The following is a discussion and analysis of the consolidated financial condition of Microcell Telecommunications Inc. ("Microcell") and its subsidiaries as of March 31, 2003 and results of operations for the three-month periods ended March 31, 2003 and 2002. It should be read in conjunction with the Consolidated Financial Statements of Microcell as of and for the year ended December 31, 2002.

The Company's unaudited interim consolidated financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial information, which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP") and the accounting principles and practices required by the Securities and Exchange Commission ("SEC") in the United States and, where noted, have been reconciled with U.S. GAAP.

Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of telecommunications through five wholly owned subsidiaries (the "Company") which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Microcell Connexions"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Microcell Solutions") and Inukshuk Internet Inc. ("Inukshuk"). Since the Company's non-PCS business operations are not significant, the Company will no longer disclose segmented information as of January 1, 2003. All operating and financial results will be presented on a consolidated basis.

Throughout the following discussion and analysis, the Company uses the term "EBITDA" and "EBITDA margin". EBITDA is defined as operating income (loss), excluding restructuring charges, impairment of intangible assets, depreciation and amortization. EBITDA margin is defined as EBITDA divided by the total revenues of the Company. The Company also uses the terms "monthly average retail revenue per user" ("ARPU"), "cost of acquisition of a retail subscriber" ("COA"), "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian and U.S. GAAP. The Company believes that EBITDA, EBITDA margin, ARPU, COA, "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

Forward-looking statements

This management's discussion and analysis contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as "believe," "intend," "may," "will," "expect," "estimate," "anticipate," "continue," "consider," or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio frequency emission concerns; and exchange rate fluctuations. Readers should evaluate any statements in light of these important factors.

REORGANIZATION

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company's ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a special committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the special committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the Company's Senior Discount Notes due in 2006 (the "2006 Notes") and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company's secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default. Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the Companies' Creditors Arrangement Act ("CCAA") protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

On February 19, 2003, the Company filed its Information Circular and Proxy Statement [the "Circular"], which included a Plan of Reorganization and of Compromise and Arrangement [the "Plan"], setting out the terms of the Company's proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company's debt obligations by approximately $1.6 billion.

The Company continues to experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

These unaudited interim consolidated financial statements do not reflect any adjustments arising from the Plan, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan. The Company is conducting a revaluation of its assets and liabilities and will adjust their carrying values to reflect the value of the Company as an entity established by the capital reorganization. The revaluation adjustments are expected to be presented in the 2003 second quarter consolidated interim financial statements, the period encompassing the expected implementation date of the Plan, May 1, 2003. The Company's balance sheet after the implementation date will be presented on a comprehensive revaluation basis after giving effect to both the financial reorganization and the revaluation adjustments.

FINANCIAL HIGHLIGHTS AND SELECTED STATISTICS
	Three-month period ended March 31
	2003	2002
	$	$
	(unaudited)
(In thousands of Canadian dollars, except for per-share data)
Revenues	133,515	140,134
EBITDA	29,321	13,514
Income (loss) before income taxes	35,861	(94,835)
Net income (loss)	35,264	(95,321)
Basic and diluted earnings (loss) per share	0.15	(0.40)
Capital expenditures	3,688	41,910
Total employees, end of period (expressed as full-time equivalent)	1,798	2,041
Other data:
Monthly average retail revenue per user (ARPU)
Postpaid	$58.02	$56.50
Prepaid	$18.63	$15.41
Blended	$36.77	$36.75
Cost of acquisition of a retail subscriber	$274	$298
Net retail subscriber additions
Postpaid	(31,077)	(2,406)
Prepaid	(8,858)	28,972
Total	(39,935)	26,566
Churn rate	3.3%	2.8%
Total retail subscribers, end of period
Postpaid	513,985	635,292
Prepaid	610,601	600,484
Total	1,124,586	1,235,776

CORPORATE DEVELOPMENTS
  Capital restructuring

The Plan became effective May 1, 2003, see the Reorganization section above.

  New products and services

During the first quarter of 2003, Fido introduced one of the most customizable handsets to hit the market on an exclusive basis. The new Nokia 7210 is a world phone that features mobile Internet capability and couples a high-resolution color screen with polyphonic ring tones. In addition, there is an integrated stereo FM radio and speakerphone, and the users can also download Java™ applications and create their own gaming and Web experience. Fido also introduced the Nokia 6340, an integrated dual-mode digital and analog handset. This handset, which features voice-activated dialing and other high-end features, is geared towards the business professional.

Fido introduced a new promotional business package that offers 1,000 daytime minutes in addition to 150 evening and weekend minutes, for $50 per month.

COMPANY OVERVIEW

Microcell Telecommunications Inc. is a provider of wireless telecommunications services in Canada. The Company offers a wide range of voice and high-speed data communications products and services. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS to end-users under one of two national 30 MHz PCS authorizations (the "PCS License") awarded in Canada in 1995, which was renewed for a five-year term in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996. In addition to offering access to its PCS network to third-party telecommunications providers on a wholesale basis, the Company provides data and other wireless Internet services to its end-users based on GPRS technology. The Company has a wholly-owned subsidiary, Inukshuk Internet Inc., that is licensed to deploy a high-speed Internet Protocol-based data network using Multipoint Communications Systems ("MCS") technology in the 2500 MHz range. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Inukshuk is, however, continuing to seek out arrangements with third parties to advance the MCS project and deployment, but there can be no certainty any such arrangements will be successfully concluded.

As of March 31, 2003, the Company offered PCS in twenty-one CMAs in Canada. In addition, the Company has deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

RESULTS OF OPERATIONS

Three-month period ended March 31, 2003, compared with three-month period ended March 31, 2002

The Company's financial results for the periods described herein are not necessarily indicative of its future operating results given the context in which the Company operated during the first quarter of 2003.
Revenues (in millions of dollars)
Three-month period ended March 31,	2003	2002	Variance
	$	$	$
Services	128.2	133.4	(5.2)
Equipment sales	5.3	6.7	(1.4)
Revenues	133.5	140.1	(6.6)

The Company's revenues consist primarily of retail PCS subscriber services revenue, which is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming and fees for value-added services, and revenues from equipment sales.

Service revenues for the three-month ended March 31, 2003 decreased to $128.2 million from $133.4 million for the same period in 2002. The decrease was directly related to a lower number of postpaid subscribers in the Company's PCS customer base due mainly to the combination of higher Company-initiated churn and the deliberate decision to constrain growth as a means to preserve liquidity while engaged in the capital restructuring process. Despite a 19% contraction in the postpaid customer base over the past twelve months, service revenues decreased by only 4%, which implies that the Company was successful in retaining its higher revenue-generating postpaid customers during this time.

Equipment sales were $5.3 million for the first quarter of 2003, compared with $6.7 million for the same quarter in the previous year. The year-over-year decline was due primarily to a lower volume of handsets sold as a result reduced activity in the acquisition of subscribers in order to preserve liquidity and to decreased accessory sales, offset partially by higher average retail handset prices.

The Company's retail postpaid ARPU increased 3% to $58.02 from $56.50 in the first quarter of 2002. The improvement was attributable primarily to higher value-added service and roaming revenues, offset somewhat by a decrease in basic airtime revenues from lower billable minutes due to greater in-bucket usage. Average monthly postpaid minutes of usage ("MOU") for the first quarter of 2003 was 342 minutes, compared with 349 minutes for the first quarter of 2002.

Retail prepaid ARPU increased 21% from $15.41 in the first quarter of 2002 to $18.63 in the first quarter of 2003. Higher airtime revenues, due to the introduction of per-minute billing in September 2002, and higher MOU can explain the year-over-year improvement in quarterly ARPU. The increase in prepaid MOU reflects higher usage due to attractive per-minute rates on certain vouchers with lower validity periods or a higher number of available minutes. Average monthly prepaid MOU for the first quarter of 2003 was 60 minutes compared with 44 minutes for the same quarter in 2002.

Data-related revenue has been slow to materialize due to a lack of consumer-oriented applications and suitable devices. Nevertheless, the Company continued to generate a large volume of short messaging service ("SMS") traffic. Fido prepaid and postpaid customers sent approximately 14.9 million text messages in the first quarter of 2003, up 68% from the first quarter of 2002.

Although both quarterly postpaid and prepaid ARPU increased individually year-over-year, on a blended basis, the Company's combined postpaid and prepaid ARPU for the first quarter remained virtually unchanged at $36.77, compared with $36.75 for the same quarter last year due to the proportionately higher number of prepaid subscribers in the retail customer base relative to one year ago.

The calculation of both prepaid and blended ARPU for the first quarter of 2003 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from the Company's retail customer base. The Company defines inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program in the second half of last year. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company's quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage. The Company intends to review this provision every twelve months or as required.

During the first quarter of 2003, the Company activated 79,027 new gross retail customers, down from 131,666 for the same quarter in 2002. The year-over-year decrease in quarterly gross activations was due both to lower postpaid and prepaid subscriber additions. This result reflected the Company's conscious decision to decelerate customer acquisition activity during its capital restructuring process in order to preserve cash, as well as reduced post-Christmas retail activity and the reduced overall market growth. Postpaid subscriber additions represented 27,258 of the total gross activations for the first quarter of 2003, down from 67,902 in the same quarter last year, while prepaid accounted for the remaining 51,769 gross customer additions, compared with 63,764 for the first quarter of 2002. The proportionately higher number of gross prepaid activations in the first quarter of 2003 was primarily a result of the Company keeping a tight rein on any high-cost promotional postpaid offer given its focus on cash preservation.

As at March 31, 2003, the Company provided wireless service to 1,124,586 retail PCS customers, 513,985 of which were on postpaid and 610,601 on prepaid. As a result of lower gross activations, higher involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service and competitive market conditions, fewer competitive promotional offers in light of the Company's financial situation, and an aggressive pursuit of postpaid customers by the competition there has been a reduction in the Company's postpaid customer base of 121,329 subscribers in the past twelve months. This decrease was partially offset by an increase of 10,117 prepaid customers over the same period. Similarly, the effects of a 40% decline in new gross customer activations, brought about by the Company's continuing prudent approach towards subscriber acquisition, together with a higher blended postpaid and prepaid churn rate, resulted in the contraction of the Company's retail customer base by 39,935 during the first quarter of 2003, compared with the addition of 26,566 new net retail customers during the first three months of 2002.

In addition, as at March 31, 2003, Microcell provided PCS network access to 19,208 wholesale subscribers, compared with 20,845 at the end of the previous quarter. This result is consistent with the Company's strategy of discontinuing active solicitation of the wholesale business, while continuing to support its existing third-party service providers.

The blended post-guarantee period monthly churn rate (number of deactivated users divided by the average number of active users during the period) increased to 3.3% for the first quarter of 2003 from 2.8% for the same period in 2002. This result was due entirely to higher prepaid churn (4.0% for the first three months of 2003 compared with 3.1% for the same period in 2002), partially offset by lower postpaid churn (2.5% versus 2.6% for the first quarter of 2003 and 2002, respectively). The year-over-year increase in quarterly prepaid churn was due mainly to the effects of certain changes made to Fido's prepaid pricing structure in the third quarter of 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, causing higher churn among occasional, security-type users. The improvement to postpaid churn was brought about by a reduced number of Company-initiated deactivations for non-payment.
Costs and operating expenses (in millions of dollars)
Three-month period ended March 31,	2003	2002	Variance
	$	$	$
Cost of products and services	60.4	72.3	(11.9)
Selling and marketing	19.7	24.6	(4.9)
General and administrative	24.1	29.7	(5.6)
Restructuring charges	--	3.8	(3.8)
Depreciation and amortization	44.7	48.2	(3.5)
Costs and operating expenses	148.9	178.6	(29.7)

The Company continued to closely track expenses during the first quarter of 2003 as a means to preserve liquidity and grow operating income. Costs and operating expenses (excluding restructuring charges, depreciation and amortization) for the three-month period ended March 31, 2003 decreased by 18% to $104.2 million from $126.6 million for the same quarter in 2002. The year-over-year improvement in quarterly operating expenses was realized from lower cost of products and services, decreased selling and marketing expenses and reduced general and administrative expenses ("G&A"), as well as from decreased spending on non-PCS related activities such as Inukshuk.

The cost of products and services of $60.4 million for the first quarter of 2003 was composed of $17.3 million for cost of products and $43.1 million for cost of services, compared with cost of products of $27.1 million and cost of services of $45.2 million for the same quarter in 2002. The 36% year-over-year decline in cost of products was due primarily to a lower volume of handsets and accessories sold (as a result of a significantly reduced number of new gross activations) resulting in savings of $10.5 million, lower assembly, refurbishing and packaging costs of $0.4 million, and reduced shrinkage, obsolescence and inventory devaluation of $0.5 million. This was offset partially by increased prepaid voucher production costs of $0.7 million, and higher per-unit handset costs in the amount of $0.9 million.

Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. The $2.1 million year-over-year improvement in first quarter cost of services resulted from a $1.3 million decrease in network operating costs due to lower trunk costs, maintenance and repair expenses, and salaries and benefits; a $0.6 million decrease in customer care and training costs; and a $0.2 million reduction in contribution charges paid to the Canadian Radio-television and Telecommunications Commission ("CRTC"). The CRTC has established the interim contribution rate for 2003 at 1.3% of eligible revenues, the same rate as for the previous year.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. In keeping with its focus on cash preservation and profitability, as it worked towards completing its capital reorganization, the Company continued to spend carefully on customer-acquisition related promotions and advertising during the first quarter. Accordingly, retail partner compensation was lower as a result of fewer new gross customer activations. The Company believes this was a prudent strategy particularly given the relatively lower level of retail sales activity typical of the first quarter in the Canadian wireless industry. Accordingly, selling and marketing expenses were $4.9 million lower in the first quarter of 2003 compared with the same quarter in the previous year, despite increased spending on customer retention.

The COA, which consists of handset subsidy and related selling and marketing expenses, improved 8% to $274 per gross addition for the first quarter of 2003, compared with $298 per gross addition for the previous year, despite approximately 40% fewer new gross customer activations. The year-over-year improvement was due primarily to reduced spending on advertising and promotions, a lower average handset subsidy resulting from charging customers higher prices for devices, a higher mix of prepaid versus postpaid gross additions, and lower channel compensation.

G&A consists of employee compensation and benefits, and facilities, client services, bad debt and various other expenses. G&A expenses were $24.1 million for the three-month period ended March 31, 2003, compared to $29.7 million for the same three months period in 2002. The $5.6 million decrease can be attributed primarily to lower salaries and benefits due to a reduced workforce and to substantially reduced bad debt expense from the higher credit worthiness of the remaining Fido customers following several quarters of high Company-initiated churn for non-payment, which was the direct effect a special plan (not offered since August 2002) devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit.

Consolidated EBITDA for the first quarter of 2003 increased almost three-fold, year-over-year, to $29.3 million from $13.5 million. This improvement was due to a 20% reduction in total operating costs and expenses before depreciation and amortization, offset partially by a 5% decrease in total revenues. As a result, EBITDA margin as a percentage of total revenues improved to 22% for the first three months of 2003, compared with 10% for the same period one year earlier. Restructuring charges of $3.8 million recorded in the first quarter of 2002 related primarily to severance payments made to approximately 180 employees to adjust the Company's workforce to the requirements of its 2002-2003 operating plan. Consolidated EBITDA for the first quarter of 2003 improved by $15.8 million, or 117%, year-over year.

Depreciation and amortization decreased to $44.7 million for the three-month period ended March 31, 2003, compared with $48.2 million for the same period in 2002. The decrease was due mainly to the impact of the write-down of certain of the Company's capital assets in 2002 (specifically, network and application software) to their net recoverable amounts, offset partially by an increase in depreciable assets as a result of capital spending on network enhancements in the past twelve months.
Other (in millions of dollars)
Three-month period ended March 31,	2003	2002	Variance
	$	$	$
Interest expense and financing charges	52.0	53.6	(1.6)
Foreign exchange loss (gain)	(103.2)	0.7	(103.9)
Share of net loss in investees	--	2.1	(2.1)
Other	--	(0.1)	0.1
Income tax provision	0.6	0.5	0.1

The slight decrease in interest expense and financing charges (net of interest income) for the three-month period ended March 31, 2003 is mainly due to the absence of deferred financing costs to amortize in 2003 following the total write-off of such deferred costs at the end of 2002.

The year-over-year decrease in foreign exchange loss of $103.9 million, resulted in a $103.2 million foreign exchange gain for the first quarter of 2003. This difference was due primarily to the impact on the value of the Company's long-term U.S.-dollar denominated debt stemming from the appreciation of the Canadian dollar relative to the U.S. dollar during the first three months of 2003, compared with a slight deterioration in the same exchange rate during the first quarter of the previous year. The foreign exchange loss in the first quarter of 2002 was lessened as a result of a cross-currency swap on the principal balance of the 2009 Notes, which was subsequently unhedged starting in July 2002.

The share of loss in investees for the first quarter of 2003 was nil, compared with $2.1 million for the same quarter in 2002 due to a previous write-down of the Company's investment in GSM Capital, Limited Partnership ("GSM Capital") precipitated by the general decline in market conditions for high-technology companies (which are the main component of the GSM Capital's portfolio) throughout 2002.

Mainly as a result of reduced operating costs and a foreign exchange gain, the Company posted consolidated net income and basic and diluted earnings per share of $35.3 million and $0.15 respectively, for the three-month period ended March 31, 2003, compared with a consolidated net loss of $95.3 million and a basic and diluted loss per share of $0.40 for the same period in 2002.

LIQUIDITY AND CAPITAL RESOURCES

The following should be read in conjunction with the Reorganization section discussed above.

As of March 31, 2003, the Company had cash and cash equivalents and short-term investments and marketable securities of $117.3 million compared with $110.3 million as at December 31, 2002.

In comparison with December 31, 2002, receivables decreased by $5.2 million mainly due to a slight decrease in the average postpaid subscribers compared to the last quarter of 2002; inventories increased by $3.3 million due to higher level and higher cost of new handsets on hand; other current assets increased by $24.9 million mainly due to the annual PCS License fees which were prepaid in March 2003. Capital assets decreased by $41.2 million due to depreciation of $44.7 million exceeding additions to capital assets of $3.7 million (mainly cash investments in the PCS network). Long-term investments decreased by $2.9 million due to the distribution of assets of the Company's participation in a limited partnership. The increase in accounts payable and accrued liabilities of $41.8 million was mainly attributable to unpaid accrued interest on the Company's senior secured loans and 1996 and 1997 senior discount notes. The decrease in deferred revenues of $3.2 million was mainly due to higher prepaid minutes of usage versus the number of vouchers sold. The $88.7 million decrease in long-term debt (including the current portion) was due to the exchange rate improvement of $98.8 million partially offset by the accreted interest of $10.2 million on the Company's Senior Discount Notes due 2009.

Reported results (in millions of dollars)
Three-month period ended March 31,	2003	2002	Variance
	$	$	$
Cash provided by (used in) operating activities	8.2	(15.0)	23.2
Cash provided by investing activities	42.4	15.6	26.8
Cash provided by financing activities	--	87.0	(87.0)

The Company generated $8.2 million of cash from its operating activities for the three-month period ended March 31, 2003, compared with cash used of $15.0 million during the same period in 2002, for an improvement of $23.2 million. This favorable difference resulted primarily from a higher EBITDA of $15.8 million, an increase in cash provided by operating assets and liabilities of $9.1 million and from lower restructuring charges of $3.7 million. The higher cash provided by operating activities was partially offset by higher accrued interest and other of $5.4 million. The restructuring charges in 2002 related to severance payments made to a number of employees laid-off during the first quarter of 2002.

Cash provided by investing activities was $42.4 million for the three-month period ended March 31, 2003, compared with $15.6 million during the same period in 2002. This difference was mainly attributable to lower additions to capital assets, deferred charges and other assets of $39.3 million (mainly due to lower cash investments made in the PCS network), to proceeds of $2.5 million mainly generated by the distribution of assets by a limited partnership in which the Company was associated, and to lower additions to long-term investments of $1.6 million. This was partially offset by lower proceeds from the sale of short-term investments and marketable securities of $16.6 million.

The Company has also committed to invest, in the form of a subscription for units, US$10.0 million, in Argo II: The Wireless Internet Fund Limited Partnership ("Argo II"). As of March 31, 2003, US$5.5 million has been paid. During 2002, the Company was asked to contribute an additional US$0.5 million, as part of its original commitment. The Company asked for a grace period to pay its capital contribution and Argo II's general partner agreed to postpone the payment until the end of the Company's recapitalization. This investment has been reduced to its estimated fair value of nil. The Company has not yet decided if it will maintain its commitment for the remaining $4.5 million.

Cash provided by financing activities was nil for the three-month period ended March 31, 2003, compared with $87.0 million for 2002 due to the closing, in the first quarter of 2002, of a new senior secured credit facility which generated net proceeds of $87.0 million.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995

This management's discussion and analysis contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations and estimates. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; the possibility of future litigation; future availability of financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; exchange rate fluctuations; penetration and churn rates; and the mix of products and services offered in the Company's market. Readers should evaluate any statements in light of these important factors.

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Microcell Telecommunications Inc.

Part II: Other Information

Item 1.Legal Proceedings

On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

Item 2.Changes in Securities and Use of Proceeds

None

Item 3.Defaults Upon Senior Securities

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company's ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a special committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the special committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the Company's Senior Discount Notes due in 2006 (the "2006 Notes") and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company's secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default. Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the Companies' Creditors Arrangement Act ("CCAA") protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

On February 19, 2003, the Company filed its Information Circular and Proxy Statement [the "Circular"], which included a Plan of Reorganization and of Compromise and Arrangement [the "Plan"], setting out the terms of the Company's proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company's debt obligations by approximately $1.6 billion.

Item 4.Submission of Matters to a Vote of Security Holders

None

Item 5.Other Information

None

Item 6.Exhibits and Reports on Form 8-K

None

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